FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2016

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	Other news
2.	Schedule of Spark Capital’s Financial Conference held in Mumbai

Item 1

OTHER NEWS

Sub: Disclosures under Indian Listing Regulations

IBN

ICICI Bank Limited (the ‘Company’) Report on Form 6-K

Pursuant to the provisions of Indian Listing Regulations notified by SEBI, we have disclosed to the stock exchanges in India, the schedule of Spark Capital’s Financial Conference held in Mumbai on February 11, 2016. At this conference, management of the Bank met the investors.

You are requested to take note of above and arrange to bring it to the notice of all concerned.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: “Landmark” Race Course Circle, Vadodara 390007. India

Item 2

Spark Financial Conference, Bandra-Kurla Complex: February 11, 2016

Sr. No.	Type of meeting	Attendees: Fund/firm
1.	One-on-one	Religare Invesco MF
2.	Group	Axis MF
3.	Group	India Capital
4.	Group	Mirae Asset Management
5.	Group	Bajaj Holdings
6.	Group	Enam Holdings
7.	Group	Exide Life
8.	Group	India First Life
9.	Group	M3 Investments
10.	Group	Pinebridge
12.	Group	Reliance Life
13.	Group	Valuequest Capital LLC
14.	Group	Varda Capital
15.	Group	Westbridge Capital
16.	Group	Artemis Investment
17.	Group	Baroda Pioneer MF
18.	Group	Canara Robeco MF
19.	Group	Enam AMC
20.	Group	Florintree
21.	Group	Infina
22.	Group	Quest Inv. Adv.
23.	Group	Acsys Investments
24.	One-on-one	Premji Invest

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	February 12, 2016	By:	/s/ Shanthi Venkatesan
			Name :	Shanthi Venkatesan
			Title :	Deputy General Manager